UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___N/A___)*

Lifeloc Technologies, Inc.
(Name of Issuer)

Common stock, no par value
(Title of Class of Securities)

53220Y207
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☐  Rule 13d-1(b)

  ☐  Rule 13d-1(c)

  ☒  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 7
CUSIP No. 53220Y207	Lifeloc Technologies, Inc

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EDCO PARTNERS LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,855,319
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,855,319
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,855,319
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.6% (1)
12.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)  Percentage of Class based upon 2,422,416 outstanding shares of Common Stock reported in the Issuer’s Form 10-Q, filed with the Commission on November 3, 2011.

Schedule 13G	Page 3 of 7
CUSIP No. 53220Y207	Lifeloc Technologies, Inc

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) VERN D. KORNELSEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,892,445 (2)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,892,445 (2)
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,892,445 (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 78.1% (3)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(2)  Includes 1,855,319 shares of Common Stock held by EDCO Partners LLLP, of which Reporting Person is general partner and holds sole voting and dispositive power; 34,126 shares held by Reporting Person directly; and 3,000 owned by Reporting Person’s spouse.
(3)  Percentage of Class based upon 2,422,416 outstanding shares of Common Stock reported in the Issuer’s Form 10-Q, filed with the Commission on November 3, 2011.

Schedule 13G	Page 4 of 7
CUSIP No. 53220Y207	Lifeloc Technologies, Inc

Item 1.

(a)	Name of Issuer:

Lifeloc Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

12441 W. 49th Ave., Suite 4
Wheat Ridge, Colorado 80033

Item 2.

 (a)           Name of Persons Filing:

EDCO Partners LLLP
Vern D. Kornelsen

(b)	Address of Principal Business Office:

4605 S Denice Drive
Englewood, CO 80111

(c)	Citizenship:

Colorado

(d)	Title of Class of Securities:

Common Stock, no par value

(e)	CUSIP Number:

53220Y207

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

Schedule 13G	Page 5 of 7
CUSIP No. 53220Y207	Lifeloc Technologies, Inc

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)           Amount Beneficially Owned:

See the responses to Item 9 on the attached cover pages.

(b)           Percent of Class:

See the responses to Item 11 on the attached cover pages.

 (c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

Schedule 13G	Page 6 of 7
CUSIP No. 53220Y207	Lifeloc Technologies, Inc

(iv)	Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

N/A

Schedule 13G	Page 7 of 7
CUSIP No. 53220Y207	Lifeloc Technologies, Inc

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012
February 14, 2012
Date

EDCO PARTNERS LLLP

/s/ Vern D. Kornelsen
Vern D. Kornelsen, General Partner

/s/ Vern D. Kornelsen
Vern D. Kornelsen